Dreyfus Treasury Cash Management
Statement Of Investments
10/31/2004 (Unaudited)

	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
U.S. Treasury Bills - 47.4%			
11/18/2004	1.68	850,000,000	849,325,667
2/10/2005	1.70	500,600,000	498,232,072
2/17/2005	1.70	50,000,000	49,746,500
3/17/2005	1.85	100,000,000	99,308,667
3/24/2005	1.90	250,000,000	248,127,594
4/21/2005	2.00	300,000,000	297,178,500
Total U.S. Treasury Bills			
(cost $2,041,919,000)			**2,041,919,000**
U.S. Treasury Notes - 11.9%			
7.875%, 11/15/2004	1.58	118,841,000	119,120,599
10.375%, 11/15/2004	1.77	76,000,000	76,245,156
11.625%, 11/15/2004	1.81	110,422,000	110,828,338
2.00%, 11/30/2004	1.42	150,000,000	150,066,621
1.75%, 12/31/2004	1.06	54,000,000	54,057,485
Total U.S. Treasury Notes			
(cost $510,318,199)			**510,318,199**
Repurchase Agreements - 40.2%			
ABN AMRO Inc.			
dated 10/29/2004, due 11/1/2004 in the amount			
of $245,035,933 (fully collateralized by $118,089,000			
U.S. Treasury Bills, due 1/20/2005-4/21/2005, and			
$111,738,000 U.S. Treasury Bonds, 6.25%, due			
8/15/2023, value $249,900,045)	1.76	245,000,000	245,000,000
Banc of America Securities			
dated 10/29/2004, due 11/1/2004 in the amount			
of $200,029,167 (fully collateralized by			
$194,300,000 U.S. Treasury Notes,			
6.50%, due 5/15/2005, value $204,524,455)	1.75	200,000,000	200,000,000
Barclays Capital Inc.			
dated 10/29/2004, due 11/1/2004 in the amount			
of $350,050,417 (fully collateralized by $315,309,000			
U.S. Treasury Bills, due 4/7/2005-4/14/2005, and			
$34,529,000 U.S. Treasury Notes, 3.375%,			
due 1/15/2007, value $357,001,315)	1.73	350,000,000	350,000,000
Credit Suisse First Boston			
dated 10/29/2004, due 11/1/2004 in the amount			
of $200,029,167 (fully collateralized by			
$204,864,000 U.S. Treasury Bills, due 1/20/2005,			
value $203,999,474)	1.75	200,000,000	200,000,000
Goldman, Sachs & Co.			
dated 10/29/2004, due 11/1/2004 in the amount			
of $135,018,000 (fully collateralized by			
$17,717,000 U.S. Treasury Bonds			
7.625%, due 2/15/2025, and $110,454,000			
U.S. Treasury Notes, 3.375%-4.25%			
due 9/15/2009-11/15/2013, value $137,700,912)	1.60	135,000,000	135,000,000
J.P. Morgan Securities, Inc.			
dated 10/29/2004, due 11/1/2004 in the amount			
of $200,029,667 (fully collateralized by			
$199,505,000 U.S. Treasury Notes, 1.625%-5.875%,			
due 11/15/2004-1/31/2005, value $203,999,649)	1.78	200,000,000	200,000,000
Morgan Stanley Dean Witter & Co. Inc.			
dated 10/29/2004, due 11/1/2004 in the amount			
of $200,029,667 (fully collateralized by			
$383,158,000 U.S. Treasury Strips,			
due 11/15/2016-5/15/2019, value $210,120,218)	1.78	200,000,000	200,000,000
UBS Warburg, Inc.			
dated 10/29/2004, due 11/1/2004 in the amount			
of $200,029,500 (fully collateralized by			
$201,749,000 U.S. Treasury Notes, 1.625%-5.875%,			
due 11/15/2004-9/30/2005, value $204,140,893)	1.77	200,000,000	200,000,000
Total Repurchase Agreements			
(cost $1,730,000,000)			**1,730,000,000**
Total Investments (cost $4,282,237,199)	**99.5%**		**4,282,237,199**
Cash and Receivables (Net)	**.5%**		**22,894,462**
Net Assets	**100.0%**		**4,305,131,661**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.